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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Cadiz Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  127537108


  (Date of Event Which Requires Filing of this Statement)

                     January 26, 1998

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number: 127537108

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Egerton Capital Limited


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

         2,285,911

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

         2,285,911

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         2,285,911

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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11. Percent of Class Represented by Amount in Row (9)

          6.84%

12. Type of Reporting Person

          CO












































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CUSIP Number: 127537108

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Egerton Capital Limited Partnership


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          2,285,911

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          2,285,911

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          2,285,911

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares





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11. Percent of Class Represented by Amount in Row (9)

          6.84%

12. Type of Reporting Person

          PN












































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Item 1(a) Name of Issuer:  Cadiz, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          100 Wilshire Boulevard
          Suite 1600
          Santa Monica, California 90401

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Egerton Capital Limited
          Egerton Capital Limited Partnership
          2 George Yard
          Lombard Street
          London EC3V1DH
          England

          Egerton Capital Limited - United Kingdom corporation

          Egerton Capital Limited Partnership - United
          Kingdom partnership

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number:  002539104

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee



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             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned: 2,285,911 shares beneficially owned by Egerton Capital Limited and Egerton Capital Limited Partnership

         (b) Percent of Class: 6.84% beneficially owned by Egerton Capital Limited and Egerton Capital
             Limited Partnership

         (c) Egerton Capital Limited and Egerton Capital Limited Partnership: 2,285,911 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 2,285,911 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A





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Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


























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         After reasonable inquiry and to the best of my
         knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      EGERTON CAPITAL LIMITED

By:   /s/ John Armitage
      _________________________
      John Armitage
      Director

      EGERTON CAPITAL LIMITED PARTNERSHIP

By:   Egerton Capital Limited,
      its General Partner

By:   /s/ John Armitage
      _________________________
      John Armitage
      Director of Egerton Capital Limited

      April 9, 1999



























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05982000.AG9





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                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

April 9, 1999 relating to the Common Stock of Cadiz Inc.

shall be filed on behalf of the undersigned.


                             EGERTON CAPITAL LIMITED

                       By:   /s/ John Armitage
                             _________________________
                             John Armitage
                             Director

                             EGERTON CAPITAL LIMITED PARTNERSHIP

                       By:   Egerton Capital Limited,
                             its General Partner

                       By:   /s/ John Armitage
                             _________________________
                             John Armitage
                             Director of Egerton Capital Limited


























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05982000.AG9